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                                                                 Exhibit (a)(3)

1997 Annual Report                                               April 30, 1998
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EVERFLOW EASTERN PARTNERS, L.P.

=======NEWSLETTER==============================================================


TO OUR EVERFLOW PARTNERS . . .

        Everflow Eastern Partners, L.P. continues to achieve excellent drilling results. The Company incurred development costs of $5.5 million, including $1.1 million of purchased producing oil and gas properties and excluding prepaid well costs, in adding 4.1 million MCF of natural gas and 78 thousand barrels of crude oil reserves. The value of these additions amounted to $5.6 million using the Standardized Measure of Discounted Future Net Cash Flows, which discounts estimated future net cash flows by 10% annually. The Standardized Measure of Discounted Future Net Cash Flows decreased by $4.4 million between December 31, 1996 and 1997 due primarily to changes in oil prices. Total assets of the Company amounted to $54.8 million with partners' equity accounting for $48.6 million. We proceed into 1998 with an undeveloped acreage inventory that we believe should continue to bring similar success that has been achieved historically.

        As you know, the Company entered into long-term "seasonal" contracts with The East Ohio Gas Company beginning in September 1991. These contracts cover the majority of our natural gas production and provide favorable pricing. The most resent annual price adjustment under these contracts occurred in November 1997. The amount of this adjustment was a $.59 per MCF increase in natural gas pricing for wells subject to these contracts. Oil prices, on the other hand, have decreased ranging from a high of $23.50 per barrel in January 1997 to a low of $11.00 per barrel in March 1998. This decrease in oil prices was responsible for the decrease in the Standardized Measure of Discounted Future Net Cash Flows as of December 31, 1997.

        Based on current market conditions, management intends to explore and evaluate the advisability of seeking a purchaser for the Company, including the engagement of an investment banker to assist in the process.


FINANCIAL REPORT

        Enclosed with this Newsletter is the following financial information:

        o Everflow Eastern Partners, L.P. audited financial statements for the year ended December 31, 1997, including Notes to Consolidated Financial Statements.

        o "Management's Discussion and Analysis of Financial Condition and Results of Operations" taken from the Company's Form 10-K Annual Report filed with the Securities and Exchange Commission.


RESERVE REPORT

        Enclosed is a copy of the letter prepared by Robert A. Crissinger, Inc. Mr. Crissinger, a petroleum engineering consultant, has prepared a report of the remaining oil and gas reserves, future net income and standardized measure of discounted future net income for all properties in which the Company owns an interest. The Company's reserve analysis as well as additional oil and gas information can be found in the enclosed financial statements (see Note 9).


REPURCHASE RIGHT

        As you know, the Partnership Agreement for Everflow Eastern Partners, L.P. provides that each year the Company will repurchase for cash up to 10% of the then outstanding Units of the Partnership.

        Between April 30, 1998 and June 30, 1998, you as a Unitholder of the Company, may exercise your right to require the Company to purchase all or any (whole) number of your Units at a price equal to 66% of the Adjusted Book Value as of December 31, 1997, as adjusted for distributions since that date.

        Management of the Company is aware of private trades of Units between Unitholders which are slightly higher than the Purchase Price.

        Based on the enclosed audited financial statements, the Purchase Price this year is $4.99 per Unit calculated as follows:

Total partners' equity at December 31, 1997          $ 48,578,000
Add:
        Standardized Measure of Discounted
        Future Net Cash Flows                          46,094,000
        Tax effect adjustment                           1,174,000
                                                     ------------
                                                       47,268,000

Deduct:
        Carrying value of oil and gas properties
        (net of undeveloped lease costs
        and prepaid well costs):
                Historical cost                       101,884,000
                Accumulated depreciation,
                depletion and amortization             55,833,000
                                                    -------------
                                                       46,051,000

Adjusted Book Value                                    49,795,000
66% of Adjusted Book Value                             32,865,000
98.93% Limited Partners' share                         32,513,000
Unit price based on 6,207,651 Units                         $5.24
Distribution - January 2, 1998                               .125
Distribution - April 1, 1998                                 .125
                                                    -------------
Calculated Purchase Price                                  $ 4.99
                                                    =============

        Management of the Company believes that the Purchase Price may be less than the value which could be realized by the Unitholders in the event a sale of the Company is consummated under current market conditions. Although no specific transactions have been discussed, management intends to explore and evaluate the advisability of seeking a purchaser for the Company, including the engagement of an investment banker to assist in the process.

        The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. In the event you as a Unitholder elect to consider such right under the Partnership Agreement, instructions on how to do so are also explained in detail in the enclosed materials.


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585 WEST MAIN STREET, POST OFFICE BOX 629, CANFIELD, OHIO 44406 o (330)533-2692